

July 6, 2010

Bruce Davis
Chief Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re: Digimarc Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 001-34108**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Cover Page

1. Please clarify how you determined that you qualify as both an accelerated filer and a smaller reporting company for the fiscal year ended December 31, 2009. In this respect, we note that the aggregate market value of your common stock was approximately $89 million on the last business day of your most recently completed fiscal second quarter (June 30, 2009). We refer you to Rule 12b-2 of the Exchange Act.

Item 1: Business

Overview, page 1

2. Note 4 to the financial statements, cross-referenced in Business, discloses the company's revenues by geographic area. We note that international revenues accounted for 55% of the company's fiscal 2009 revenues and that you disclose elsewhere in the filing that international revenues may grow as a percentage of total revenues in the future. In light of the significant amount of your international revenues, please advise whether revenues derived from any individual foreign country are material, and if so, disclose the amount of revenues attributable to any such country. See Item 101(d) of Regulation S-K and FASB ASC 280-50-41(a).

Customers and Business Partners, page 3

3. Your disclosure indicates that a significant portion of the company's revenue is derived from government customers, including the Central Banks, and you discuss in your business and risk factor sections certain risks and challenges associated with your government contracts. Please quantify the aggregate amount of the company's revenues that are attributable to government customers, or tell us why you believe such disclosure is not required. See Item 101(c)(1)(ix) of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

4. Please tell us what consideration you gave to expanding your overview to identify the quantitative and qualitative factors that your company's executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. You may also wish to address the material opportunities, risks and challenges facing your company and how management is dealing with these issues. For example, an expanded overview could address any material opportunities or risks associated with the growth strategy discussed in your earnings conference call for the third quarter of fiscal 2009. Refer to Section III.A of SEC Release No. 33-8350.

Part III (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed March 16, 2010)

Executive Compensation, page 31

5. It appears from your disclosure that the company engages in benchmarking with respect to material elements of compensation for your named executive officers. In this regard, we note your disclosure that the compensation committee "considers" compensation practices at comparable companies of similar size within the high tech and software services industries, and that as a general guideline, you set base cash compensation and total equity compensation for your executive officers between the 50th and 75th percentiles compared to compensation at the comparable companies. To the extent benchmarking is material to the company's executive compensation policies and decisions, please identify the comparable companies used for benchmarking purposes. See Item 402(b)(2)(ix) of Regulation S-K.

Salary, page 32

6. Further, with respect to each material element of compensation that the company benchmarks against compensation at the comparable companies, please disclose where actual compensation awards fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, explain why. In this regard, clarify where the respective salaries for each of your named executive officers fall in comparison to the targeted 50th to 75th percentile range. In this regard, your disclosures that the targeted annual compensation for 2009 "was competitive with the pay targets established by the Compensation Committee" is unclear.

7. Further, we note your statement that "high-performers" have the opportunity to have salaries that reflect their experience, performance and contributions. For each named executive officer, please tell us how these factors determined your compensation committee's decision to set the salaries at their respective levels. For example, where personal performance is taken into account, tell us how this element of compensation was structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to the company's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Item 15: Exhibits and Financial Statement Schedules

Financial Statements

8. Please explain why you have not provided audited financial statements for the
period January 1, 2008 through August 1, 2008. As part of your response, cite the
guidance that you relied upon in determining not to provide audited financial
statements for all periods required prior to the succession.

Notes to the Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies,
page F-8

9. We note from your market risk disclosures on page 49 that you are subject to
foreign currency exchange risk in the form of exposure to fluctuations in the
currency exchange rates. We further note from your disclosures on page F-18 that
a significant portion of your sales are generated from non-U.S. countries. Please
explain your policy with respect to foreign currency translation and tell us the
impact for each period presented. Clarify how your disclosures comply with the
requirements in FASB ASC 830-20-50.

Joint Venture and Patent License Agreements with The Neilson Company, page F-8

10. We note that you entered into two joint venture agreements with The Nielsen
Company on June 11, 2009. Please clarify how you comply with the
requirements in FASB ASC 323-10-50 and Item 4-08(g) of Regulation S-K. In
addition, please provide us with your significance test pursuant to Rule3-09 of
Regulation S-X.

Exhibit Index, page E-1

11. You disclose on page 3 and elsewhere in your Form 10-K that in July 2009 you
terminated your October 2007 agreement with Nielsen in order to commence the
operation of two joint ventures, and that you entered into joint venture agreements
and a new patent license agreement in connection with these joint ventures.
Please provide us with your analysis as to why you have not filed these
agreements as exhibits to your Form 10-K, nor incorporated them by reference

from your Form 10-Q for the quarter ended June 30, 2009. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Katherine Wray, Staff Attorney, at (202) 551-3483. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief